Exhibit 3.7

CERTIFICATE OF FORMATION

OF

48th Street Holding LLC

December 18, 2015

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

1.	The name of the limited liability company is 48th Street Holding LLC (the “Company”).

2.	The address of the Company’s registered office in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 19904. The registered agent at this address is National Registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Mary Paris
Mary Paris, Authorized Person